EXHIBIT A
                    [Pacific Coast Investment Partners, LLC]

March 24, 2004

Board of Directors
Workflow Management, Inc.
240 Royal Palm Way
Palm Beach, FL 33480

By Facsimile

Gentlemen,

Pacific Coast Investment Partners LLC ("PCI") is the beneficial owner of 455,000 shares of Workflow Management, Inc. ("Workflow") common stock, and has had over the course of the past several weeks multiple conversations and exchanges of e-mail with Mr. Gerald Mahoney in an attempt to express our views, and those of other significant institutional holders of Workflow shares collectively representing approximately 45% of Workflow's issued and outstanding common stock. As you may have learned by now from MacKenzie Partners, MacKenzie should currently be in receipt of ballots from holders of at least that many shares voting "No" on your proposal to approve the proposed going-private transaction ("Transaction") led collectively by Perseus, L.L.C. and The Renaissance Group, LLC (collectively "WF Holdings") described in the Proxy Statement dated February 25, 2004 ("Proxy"). Accordingly, we expect the proposed Transaction to be defeated at the upcoming special meeting of shareholders scheduled for March 30th in West Palm Beach, Florida; an outcome the Transaction deserves based solely on its merits, or lack thereof, as discussed below.

In the interests of all of Workflow's shareholders, we urge you to immediately withdraw your public support for the Transaction and work cooperatively with us in completing a recapitalization of Workflow's Balance Sheet, including a refinancing of all of Workflow's outstanding indebtedness. Failing obtaining your immediate cooperation in this regard you will leave us no choice but to take steps as we deem appropriate to replace the Workflow Board with highly qualified Directors committed to such a recapitalization and the long-term viability of Workflow and the interests of its shareholders.

Make no mistake, we will see the Transaction defeated and Workflow recapitalized and refinanced for the benefit of all of its shareholders.

As a Board you have asked Workflow shareholders to approve the Transaction based on the following principal facts as set forth on page 20 of the Proxy:

Workflow Management, Inc.
March 23, 2004
Page 2

      1. As a result of the KB Toys bankruptcy, Workflow breached various financial covenants under its bank credit facility as of January 31, 2004. Workflow's lenders have granted a limited waiver of these defaults, but only for the purpose of allowing Workflow the time necessary to consummate the merger with WF Holdings;

      2. Workflow's credit facility debt with its bank lenders matures, as to a $50 million term loan, on May 1, 2004, and, as to a second term loan and an asset based revolver, on August 1, 2004. If Workflow does not refinance its debt or close a transaction that results in the payment of these obligations, Workflow will be in default under the credit facility and our lenders will have the right to foreclose on our assets;

      3. Workflow will not generate sufficient operating cash flows to pay its credit facility directly.

With specific regard to point #1 set forth above, the Proxy also notes, "If the merger agreement is terminated for any reason, including the failure of Workflow's stockholders to approve the merger agreement, the default waiver will expire and Workflow will be in default under its bank credit facility (which in turn would give Workflow's lenders certain rights and remedies, including the right to foreclose on the company's assets)."

KB Toys Chapter 11 filing, while unfortunate, is but a short-term problem for Workflow, a company that has made great strides in positioning itself to take advantage of the strengthening economy. To that end, the breach of "various financial covenants" by Workflow occasioned by the KB Toys filing should have been dealt with by both the company and its lenders as a "one-time" event, and not the seemingly life threatening disaster that apparently forced this Board into a headlong race for the lifeboat captained by WF Holdings. In this regard, your actions have left your shareholder passengers to fend for ourselves as we are doing now, to not only protect our investment but to keep our ship safely on its journey absent the rash and seemingly knee-jerk panicked response you as a Board have put forth. Simply put cooler heads should have prevailed, and as shareholders we reject as a predicate for your decision to pursue the Transaction the short-term impacts the KB Toys filing has had on Workflow.

You additionally cite in the Proxy as a primary rationale for the Transaction the fact that Workflow's credit facility with its bank lenders matures, as to a $50 million term loan, on May 1, 2004, and, as to a second term loan and an asset based revolver, on August 1, 2004, and your clear implication that Workflow is not capable of being refinanced to meet its maturing obligations. We reject that as a basis for the Transaction, as it is clear to us, as it should have been to you that in the ordinary course of business Workflow can refinance its existing obligations to its lenders.

Finally, as a principal rationale for the Transaction, you additionally state in the Proxy that "Workflow will not generate sufficient operating cash flows to pay its credit facility directly." Our view of this statement is that you asserted what is patently obvious but completely irrelevant, and as such should form no basis for either your consideration or recommendation of the Transaction. All your statement points out is the need to de-leverage the Workflow Balance Sheet, and does not under any set of circumstances provide a basis, or an excuse, for seeking shareholder support for the Transaction.

Workflow Management, Inc.
March 23, 2004
Page 3

You as a Board have exhibited no leadership of a seemingly rudderless ship, as by now you should have completed a successful recapitalization and refinancing of our company, rather than attempting to highjack our rights and force us like sheep into accepting the Transaction due to your failures. That has become patently clear to us, for as Mr. Mahoney well knows, we invited him to work cooperatively with us on potential refinancing options, yet to date we have not even been able to agree on the terms of a non-disclosure agreement under which we could cooperatively work with each other. His unwillingness to work cooperatively with us, has forced us to take matters into our own hands to protect the interests of Workflow's shareholders and assure its long-term viability for their benefit. To that end, we have secured, based solely on publicly available information without any cooperation from either our Board or management, a proposal for a $175 million refinancing led by Bank of America and Silver Point Capital, L.P. (collectively "New Lenders") on terms we are prepared to accept ("Refinancing") subject to the concurrent recapitalization of the equity section of Workflow's Balance Sheet on the terms discussed below. To that end, I have attached a copy of the New Lenders' proposal for such Refinancing.

As you are well aware, Bank of America is not only a participant in Workflow's existing bank syndicate, but will shortly merge with Fleet National Bank, Workflow's existing bank syndicate Agent (as that term is defined in Workflow's existing Credit Agreement). I would hope you recognize that even though the attached is not a legally binding commitment on the part of the New Lenders and there are normal and customary conditions which are yet to be fully negotiated, but are believed to be achievable, the odds strongly suggest that following a brief period of due diligence the Refinancing will close before the end of April allowing the existing bank syndicate to be paid in full; something according to you as set forth in the Proxy could not be done.

In addition to the Refinancing which will allow Workflow to timely retire its existing indebtedness on terms not only acceptable to us, your shareholders, but more importantly on better economic terms than those contained within Workflow's existing Credit Agreement, we are prepared to lead a concurrent recap of the equity section of Workflow's Balance Sheet through the purchase of a total of $30 million of newly issued common shares, or such alternative form or combination of securities as may be agreed upon, at the same $4.87 per share you have recommended the shareholders accept in the Transaction, for concurrent closing in April with the Refinancing ("Equity Recap"). As you are well aware, your financial adviser, Jefferies & Company, Inc. ("Jefferies") has already opined that $4.87 per share constitutes fair value for Workflow's equity. In connection with the Equity Recap we have already received institutional expressions of interest for the entire $30 million(1), and I am sure that Jefferies will advise you that the combination of both the Equity Recap and the Refinancing will reposition the Workflow Balance Sheet and place the company in a solid position to move forward building value for all of its shareholders, something you have failed to be able to accomplish during your watch.

----------
(1) The Equity Recap lead participants among your existing shareholder base include: PCI, Jonathan Ledecky, Rutabaga Capital Management, LLC, Wells Capital Management, and Coghill Capital Management, LLC.

Workflow Management, Inc.
March 23, 2004
Page 4

We have three conditions to the closing of the Equity Recap. They are:

      1.    Termination of the Transaction
      2.    Closing of the Refinancing
      3. Addition to the Board of Directors of the individuals described below

With regard to the composition of the Board of Directors, we hope that you will work with us without forcing on us and your other shareholders the melodramatics of a proxy fight. To that end, we are asking that this week you seat the following individuals in addition to myself on the Workflow Board of Directors, all of whom are dedicated to expeditiously closing the Equity Recap and Refinancing so as to assure the long-term viability of Workflow and building lasting value for the benefit of all Workflow shareholders.

Jay H. Nussbaum(2)

Mr. Nussbaum currently serves as Executive Vice President Worldwide Sales and Business Development for BearingPoint, Inc., where he is charged with developing BearingPoint's global business development strategy, including responsibility for the company's sales, marketing and alliance programs. Mr. Nussbaum has led BearingPoint's worldwide professional sales force since January 2003 and has corporate responsibility for growth in the Managed Services business for BearingPoint. From January 2002 to January 2004, Mr. Nussbaum led the firm's Managed Services practice. Prior to joining BearingPoint, Mr. Nussbaum served as a member of the BearingPoint Board of Directors from April 2001 through December 2001, and was employed as Executive Vice President, Oracle Service Industries for Oracle Corporation from 1998 to 2001 and as Senior Vice President and General Manager of Oracle Corporation's government, education and health care groups from 1992 to 1998. Prior to joining Oracle, Mr. Nussbaum worked at Xerox Corporation, where he held various management roles during his twenty-four year tenure, including President of Integrated Systems Operations. Mr. Nussbaum is active in the education community and has served on several key advisory boards for James Madison University, George Mason University, and the University of Maryland. Additionally, Mr. Nussbaum currently serves on the Board of Directors of Northrop Grumman Corporation and on the Board of Directors of the Armed Forces Communications and Electronics Association (AFCEA).

Robert King(3)

Mr. King currently serves as Chairman and Chief Executive Officer for Requisite Technology, where he is charged with leading Requisite's global expansion, overall company strategy, and strategic relationships. Mr. King not only has extensive management experience, but additionally has a customer's perspective

----------
(2) Mr. Nussbaum has agreed to serve as the Chairman of Workflow Management, Inc.'s Board of Directors.

(3) Mr. King has agreed to serve as Chief Executive Officer and a Director of Workflow Management, Inc.

Workflow Management, Inc.
March 23, 2004
Page 5

of e-business strategies and new enterprise technologies, a successful track record of managing accelerated growth, and a clear understanding of how information systems and technology can be used for strategic advantage. Prior to joining Requisite, Mr. King served as President and Chief Executive Officer of North American Operations for Corporate Express, Inc., a Buhrmann company, where he was active in formulating, communicating and implementing the North American operations business plan. Mr. King joined Corporate Express in 1993. Under his direction, revenues grew from $60 million to almost $4 billion between 1993 and 1999. Prior to joining Corporate Express, Mr. King was the President and Chief Executive Officer of FoxMeyer Corporation in Carrolton, Texas, a position he held since 1989. Mr. King has a degree in pharmacy from Southwestern Oklahoma State University.

Jack F. Kemp(4)

Mr. Kemp has served as Co-Director of Empower America, a public policy and advocacy organization he co-founded, since 1993, in addition to having served as a member of the United States Congress for eighteen years as a representative of the State of New York, and as Secretary of Housing and Urban Development from February 1989 until January 1993. In 1996, Mr. Kemp was the Republican candidate for Vice President of the United States. Mr. Kemp also currently serves as a Director of Oracle Corporation, Velocity Express Corporation, Hawk Corporation and IDT Corporation.

Calvin W. Aurand, Jr.(5)

Mr. Aurand retired after a long and successful career in finance and the printing industry. Between 1989 and 1995 he held the positions of President, Chairman and Chief Executive Officer of Banta Corporation, one of the largest commercial printing and supply-chain management services companies in North America. Prior to his tenure with Banta, Mr. Aurand was President and Chief Operating Officer of American Banknote, as well as having served as President and Chief Operating Officer of Charles P. Young Co., and as Vice President Finance for the Bemis Company. He is a recognized leader in the printing industry, having served as Chairman of the Board for NAPL and GATF, as well as being a Printing Impressions / Rochester Institute of Technology Printing Industry Hall of Fame Inductee. Mr. Aurand has previously served as a Director of both Deluxe Corporation and US Can, and currently serves on the boards of Schiele Graphics and Wright of Thomasville.

----------
(4) Mr. Kemp has agreed to serve as a Director of Workflow Management, Inc.

(5) Mr. Aurand has agreed to serve as a Director of Workflow Management, Inc. and as Chairman of its Audit Committee.

Workflow Management, Inc.
March 23, 2004
Page 6

Reginald L. Brown(6)

Mr. Brown has over twenty-five years of management experience in federal, state and local governments and private sector markets. He currently serves as Oracle Corporation's Vice President of United States Solutions Sales, where he is responsible for developing, managing and communicating solutions strategies and supporting major sales opportunities within Oracle's vertical marketplace. Prior to joining Oracle, Mr. Brown spent over twenty years with Xerox, holding numerous managerial positions. In September of 1988, Mr. Brown was appointed to the White House as Special Assistant to the Assistant Secretary of Defense and served on the President's Commission on Executive Exchange. He also currently serves as Vice President of the Executive Leadership Foundation and is an active member of the Executive Leadership Council. Additionally, Mr. Brown serves as a Director of privately-held Cyveillance, an Arlington, Virginia based Internet business intelligence firm.

Linda Zecher(7)

Ms. Zecher has had a distinguished career of more than twenty-five years providing management expertise and leadership to some of the market leaders in the technology field. Currently, Ms. Zecher serves as Vice President of U.S. Public Sector for Microsoft Corporation, a position she has held since October of 2003, where she is responsible for all of Microsoft's business in the federal government, state and local government, and education markets, including K-12 and higher education. In this position, Ms. Zecher supports the efforts of 475 personnel across the United States in sales, marketing, pre-sales engineering, contracting and consulting services roles.

Prior to Microsoft, and following seven years as a geophysicist with Texas Instruments, Ms. Zecher joined Bank of America in 1984 as Vice President of Product Management and Technical Services. In 1989, she joined PeopleSoft as their ninth employee, serving in the role of Vice President of Sales and Marketing, where she was responsible for building a worldwide sales and marketing presence for the company.

After leaving PeopleSoft and following a two-year sabbatical, Ms. Zecher became Senior Vice President at Oracle Corporation, and was responsible for sales of Oracle's Application Suite in the Public Sector, Higher Education, Healthcare, Telecommunications, Financial Services and Utilities markets. Upon leaving Oracle, she was named President and Chief Executive Officer of Evolve Corporation, holding that position for more than a year until the company was acquired. Ms. Zecher is a graduate of Ohio State University and holds a Bachelor of Science degree.

With the strong leadership and guidance of a revitalized Board and management team, and building on the strength of our recapitalized and refinanced Balance Sheet, we believe that Workflow will in years to come create substantial and lasting increases in shareholder value for the benefit of all of its shareholders, as we absolutely believe, as must WF Holdings, that at $4.87 per share Workflow is dramatically undervalued, and that it is not unreasonable to believe that Workflow can become at least a $10.00 stock within the next year.

----------
(6) Mr. Brown has agreed to serve as a Director of Workflow Management, Inc.

(7) Ms. Zecher has agreed to serve as a Director of Workflow Management, Inc.

Workflow Management, Inc.
March 23, 2004
Page 7

By way of example, we believe that based on a benchmarked comparison with Consolidated Graphics (NYSE:CGX) and Standard Register (NYSE: SR)(8), Workflow has tremendous upside. A common-sized analysis of the Income Statements of these companies will show that Workflow's operating metrics approximate the mean of both CGX and SR, and has an advantage over CGX of a gross profit margin approximately 4% greater than that of CGX on both an LTM and trailing quarter basis. Yet despite this, Workflow is valued in the marketplace at a substantial discount to both CGX and SR as shown in the following charts.

                          Common Size Income Statements

                                               LTM                              Last Quarter
                               ----------------------------------     --------------------------------
                               WORK (1)      CGX (2)      SR (2)      WORK (3)     CGX (4)     SR (4)
                               --------     --------     --------     --------    --------    --------
Revenues                          100.0%       100.0%       100.0%       100.0%      100.0%      100.0%
Cost of Revenues                   72.2%        76.7%        62.9%        72.4%       76.4%       65.5%
                               --------     --------     --------     --------    --------    --------
  Gross Profit                     27.8%        23.3%        37.1%        27.6%       23.6%       34.5%

SG&A                               23.0%        18.4%        39.7%        22.9%       18.2%       47.2%
                               --------     --------     --------     --------    --------    --------
Operating income                    4.8%         4.9%        -2.6%         4.7%        5.4%      -12.7%
                               --------     --------     --------     --------    --------    --------
Depreciation & Amortization         1.5%         5.3%         5.0%         1.5%        5.1%        4.9%
                               --------     --------     --------     --------    --------    --------
EBITDA                              6.4%        10.2%         2.4%         6.3%       10.5%       -7.8%
                               ========     ========     ========     ========    ========    ========

Excluded one-time charges        25,741       38,033       35,992        3,782           0       8,935

----------
(1) LTM as of January 31,2004
(2) LTM as of December31 2003
(3) Three months ending January 31, 2004
(4) Three months ending December 31, 2003

($ in millions, except per share data)
                                                                                       Last 12 Months
                             Stock Price   Shares                             --------------------------------
Company Name                  3/19/2004    Outst.    Market Cap  Ent. Value   Revenue      EBITDA        EBIT
==============================================================================================================
Consolidated Graphics Inc.     $37.37       13.5       $504.2      $617.7      $690.8      $ 70.2       $ 33.6
The Standard Register Co.       15.74       28.5        448.1       496.1       916.3        22.0        (24.2)

--------------------------------------------------------------------------------------------------------------
Workflow Management Inc.       $ 4.82       13.5       $ 64.9      $214.0      $597.4      $ 38.2       $ 23.9
--------------------------------------------------------------------------------------------------------------

----------
Sources: Company 10-K and 10-Q filings and press releases.

----------
(8) In the last reported fiscal quarter CGX reported revenues of approximately $184 million and SR reported revenues of approximately $225 million versus the $154 million reported by Workflow.

Workflow Management, Inc.
March 23, 2004
Page 8

($ in millions)
                                                                          LTM Enterprise Value/
                                                                      -----------------------------
Company Name                  Ticker      Market Cap.   Ent. Value    Revenue     EBITDA       EBIT
===================================================================================================
Consolidated Graphics Inc.     CGX         $504.2         $617.7       0.9x         8.8x      18.4x
The Standard Register Co.      SR           448.1          496.1       0.5x        22.5x         NM

                               --------------------------------------------------------------------
                               Mean         476.1          556.9       0.7x        15.7x      18.4x
                               --------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
Workflow Management Inc.       WORK        $ 64.9         $214.0       0.4x         5.6x       9.0x
---------------------------------------------------------------------------------------------------

----------
Sources: Company 10-K and 10-Q filings and press releases.

Were Workflow to be currently valued in the marketplace based on the mean LTM Enterprise Value / Revenue and EBITDA metrics of CGX and SR, Workflow would have an implied current market capitalization of approximately $269 million based on revenue and $450 million based on EBITDA. Even after applying a significant discount for Workflow's smaller revenue base (which may in fact not be warranted), Workflow should have an implied Enterprise Value of as much as approximately $350 - $450 million, or an implied per share value of between $10 and $15 following the issuance of new common shares pursuant to the Equity Recap outlined within this letter. That per share valuation, even after the effects of newly issued share dilution, which we believe achievable within the next twelve months, is more than double the valuation placed on Workflow by the Board in the Transaction, and the limited business risk we perceive in achieving this per share valuation may well be the same conclusion that has led WF Holdings to propose the Transaction.

The Agreement and Plan of Merger filed as "Annex A" to the Proxy ("Merger Agreement") does note in Section 5.2(d) that, "Except as permitted by this
Section 5.2, and subject to Section 6.7 below, the Board of Directors shall not
(i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent or Merger Sub, the approval or recommendation by the Board of Directors of this Agreement or the transactions contemplated hereby, including the Merger, or (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal. Notwithstanding the foregoing or any other provision contained in this Agreement, in the event that prior to the Effective Time the Board of Directors determines in good faith that the failure to do so could create a reasonable possibility of a breach of its fiduciary duties to the Company's shareholders under applicable law, the Board of Directors may (subject to this and the following sentences) (x) withdraw or modify its approval or recommendation of this Agreement or the Merger..."

Section 5.2(d) of the Merger Agreement provides you as a Board with a clear path to responding to the clear and unequivocal voice of your shareholder constituents expressed in this letter, as your failure to immediately do so could well place you as a Board in breach of your fiduciary responsibilities.

Should you however choose to continue on the course you have plotted and refuse to immediately withdraw your public support for the Transaction and cooperate with us in immediately seating our Directors and closing the Equity Recap and Refinancing, you will leave us no alternative but to take whatever actions are

Workflow Management, Inc.
March 23, 2004
Page 9

deemed appropriate or desirable to regain control of our ship, including the replacement of the Board, and allow a new Captain and crew to timely close the Equity Recap and Refinancing and to navigate a recapitalized and stronger Workflow for the benefit of all of its existing shareholders into the improving economic horizon.

Sincerely yours,

James M. Chadwick
Managing Member